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Exhibit 99.2



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 [LOGO]

 CELESTICA INC.
 SUPPLEMENTAL INFORMATION
 (in millions of US dollars, except per share amounts)
 (unaudited)


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
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                                                 Q1 2001       Q2 2001        Q3 2001       Q4 2001      Q1 2002        Q2 2002
 REVENUE                                         $ 2,692.6     $  2,660.7     $  2,203.0    $   2,448.2  $   2,151.5    $  2,249.2
 GAAP
 NET EARNINGS (LOSS)                                  54.8           15.8          (38.7)         (71.8)        39.7          40.4
 Gain on repurchase of convertible debt
    (GAAP only)                                          -              -              -              -            -             -
 Convertible debt accretion, net of tax               (3.4)          (3.6)          (3.9)          (4.1)        (4.2)         (4.4)
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 Earnings (loss) available to shareholders
     - basic                                          51.4           12.2          (42.6)         (75.9)        35.5          36.0

 Earnings (loss) per share -
   basic                                         $    0.25     $     0.06      $   (0.20)   $     (0.33)  $     0.15     $     0.16
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 Earnings (loss) per share - diluted (1)         $    0.25     $     0.06      $   (0.20)   $     (0.33)  $     0.15     $     0.15
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 Weighted average number of shares
   (in millions) outstanding - basic                 203.6          207.0          218.1          227.1        229.8          230.2
                   - diluted (1)                     223.1          225.5          218.1          227.1        236.8          236.0

 Actual number of shares (in millions)
   outstanding - basic                               203.8          216.3          219.9          229.7        230.1          230.3
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 ADJUSTED NET EARNINGS

 Net earnings (loss)                             $    54.8      $    15.8      $   (38.7)    $    (71.8)   $    39.7      $    40.4
 Adjustments:
 Amortization of intangible assets                    29.6           28.1           32.2           35.1         22.0           21.7
 Integration costs related to acquisitions             2.3            7.8           10.0            2.6          3.9           10.2
 Other charges                                         3.8           53.2           79.6          136.5            -              -
 Income tax effect of above                           (3.2)         (11.8)         (18.4)         (26.9)        (2.2)          (2.9)
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 Adjusted net earnings                           $    87.3      $    93.1      $    64.7     $     75.5    $    63.4      $    69.4
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   As a percentage of revenue                          3.2%           3.5%           2.9%           3.1%         2.9%           3.1%

 ADJUSTED NET EARNINGS FOR EPS CALCULATION            87.3           93.1           64.7           75.5         63.4           69.4
 Convertible debt accretion, net of tax               (3.4)          (3.6)          (3.9)          (4.1)        (4.2)          (4.4)
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 Adjusted net earnings available to
  shareholders - basic                                83.9           89.5           60.8           71.4         59.2           65.0

 Adjusted net earnings per share - basic         $    0.41      $    0.43      $    0.28     $     0.31    $    0.26      $    0.28
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 Adjusted net earnings per share - diluted (2)   $    0.39      $    0.41      $    0.27     $     0.31    $    0.26      $    0.28
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 EBITDA

 Net earnings (loss)                             $    54.8      $    15.8      $   (38.7)    $    (71.8)   $    39.7      $    40.4
 Income taxes                                         17.3            3.3           (7.9)         (14.7)         8.1            8.3
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 EBT                                                  72.1           19.1          (46.6)         (86.5)        47.8           48.7
 Integration costs related to acquisitions             2.3            7.8           10.0            2.6          3.9           10.2
 Other charges                                         3.8           53.2           79.6          136.5            -              -
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 EBT                                                  78.2           80.1           43.0           52.6         51.7           58.9
 Interest expense (income), net                       (3.5)          (2.4)          (5.1)           3.2          1.7            1.4
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 EBIT                                                 74.7           77.7           37.9           55.8         53.4           60.3
 Amortization of intangible assets                    29.6           28.1           32.2           35.1         22.0           21.7
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 EBIAT                                               104.3          105.8           70.1           90.9         75.4           82.0
                                                       3.9%           4.0%           3.2%           3.7%         3.5%           3.6%
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 EBITDA                                          $   143.9      $   148.5      $   121.6     $    149.8    $   131.3      $   137.2
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                                                       5.3%           5.6%          5.5%            6.1%         6.1%           6.1%
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






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                                                  Q3 2002       Q4 2002         Q1 2003      FY2001         FY2002
 REVENUE                                          $   1,958.9   $   1,911.9     $1,587.4     $  10,004.4    $   8,271.6
 GAAP
 NET EARNINGS (LOSS)                                    (90.6)       (434.7)         3.4           (39.8)        (445.2)
 Gain on repurchase of convertible debt
    (GAAP only)                                           4.0           4.3          5.7               -            8.3
 Convertible debt accretion, net of tax                  (4.6)         (4.3)        (4.0)          (15.0)         (17.5)
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Earnings (loss) available to shareholders
     - basic                                            (91.2)       (434.7)         5.1           (54.8)        (454.4)

Earnings (loss) per share -
   basic                                          $     (0.40)  $     (1.90)     $  0.02      $    (0.26)   $     (1.98)
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Earnings (loss) per share -
   diluted (1)                                    $     (0.40)  $     (1.90)     $  0.02      $    (0.26)   $     (1.98)
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Weighted average number of shares
   (in millions) outstanding - basic                    230.1         229.0        227.0           213.9          229.8
                   - diluted (1)                        230.1         229.0        230.2           213.9          229.8

 Actual number of shares (in millions)
   outstanding - basic                                  229.4         228.6        222.3           229.7          228.6
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 ADJUSTED NET EARNINGS

 Net earnings (loss)                              $    (90.6)   $   (434.7)      $   3.4      $    (39.8)    $   (445.2)
 Adjustments:
 Amortization of intangible assets                      29.0          23.2          12.4           125.0           95.9
 Integration costs related to acquisitions               3.0           4.0             -            22.8           21.1
 Other charges                                         136.4         541.4          (1.6)          273.1          677.8
 Income tax effect of above                            (26.9)        (95.3)         (1.4)          (60.5)        (127.3)
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 Adjusted net earnings                            $     50.9    $     38.6       $  12.8           320.6          222.3
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   As a percentage of revenue                            2.6%          2.0%          0.8%            3.2%           2.7%

 ADJUSTED NET EARNINGS FOR EPS CALCULATION              50.9          38.6          12.8           320.6          222.3
 Convertible debt accretion, net of tax                 (4.6)         (4.3)         (4.0)          (15.0)         (17.5)
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 Adjusted net earnings available to
  shareholders - basic                                  46.3          34.3           8.8           305.6          204.8

 Adjusted net earnings per share - basic          $     0.20    $     0.15       $  0.04       $    1.43     $     0.89
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 Adjusted net earnings per share - diluted (2)    $     0.20    $     0.15       $  0.04       $    1.38     $     0.87
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 EBITDA

 Net earnings (loss)                              $    (90.6)   $   (434.7)      $   3.4       $   (39.8)    $   (445.2)
 Income taxes                                          (18.6)        (89.0)          0.7            (2.1)         (91.2)
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 EBT                                                  (109.2)       (523.7)          4.1           (41.9)        (536.4)
 Integration costs related to acquisitions               3.0           4.0             -            22.8           21.1
 Other charges                                         136.4         541.4          (1.6)          273.1          677.8
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 EBT                                                    30.2          21.7           2.5           254.0          162.5
 Interest expense (income), net                         (1.1)         (3.1)         (3.4)           (7.9)          (1.1)
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 EBIT                                                   29.1          18.6          (0.9)          246.1          161.4
 Amortization of intangible assets                      29.0          23.2          12.4           125.0           95.9
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 EBIAT                                                  58.1          41.8          11.5           371.1          257.3
                                                         3.0%          2.2%          0.7%            3.7%           3.1%
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 EBITDA                                           $    111.2    $     90.0       $  54.8       $   563.8      $   469.7
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                                                         5.7%          4.7%          3.5%            5.6%           5.7%
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


(1) 2001-Q3, Q4 and FY; 2002-Q3, Q4 and FY, excludes options and convertible debt as they are anti-dilutive due to the losses. 2002-Q1 and Q2; 2003-Q1, excludes convertible debt as it is anti-dilutive. Convertible debt accretion must be deducted from net earnings to calculate diluted EPS, when the convertible debt is anti-dilutive.

(2)  Adjusted net earnings per share - diluted:

     For Q3, Q4 and FY 2001, the diluted weighted average shares (in millions) for "Adjusted net earnings" is 235.7, 244.5 and 232.9, respectively.

     For Q1 2002, the diluted weighted average shares for "Adjusted net earnings" is 247.1 million.

     For Q2, Q3, Q4, FY02 and Q1 03, the diluted weighted average shares (in millions) for "Adjusted net earnings" is 236.0, 234.9, 232.8, 236.2 and 230.2, respectively, and excludes convertible debt as it is anti-dilutive.

     Convertible debt accretion must be deducted from net earnings to calculate diluted EPS, when the convertible debt is anti-dilutive.